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   As filed with the Securities and Exchange Commission on September 12, 2002
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                                    APW Ltd.
                              (Name of the Issuer)

                                    APW Ltd.
                      (Name of Person(s) Filing Statement)

      Warrants to Purchase Common Shares with an exercise price of $448.95
                         (Title of Class of Securities)

                                   G04937 11 6
                      (CUSIP Number of Class of Securities)

                                ----------------
                               Richard D. Carroll
                   Vice President and Chief Financial Officer
                                    APW Ltd.
                                 2 Church Street
                                Hamilton, Bermuda
                                      -and-
                        N22 W23685 Ridgeview Parkway West
                               Waukesha, WI 53188
                                 (262) 523-7600

           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                              Anthony W. Asmuth III
                                Walter J. Skipper
                               Quarles & Brady LLP
                             411 East Wisconsin Ave.
                               Milwaukee, WI 53202
                                 (414) 277-5000

                                ----------------

This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.   [_] A tender offer.

     d.   [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                                ----------------

                            CALCULATION OF FILING FEE
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TRANSACTION VALUATION*                       Amount of filing fee*
$254,545                                     $51.00
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*Based upon the $4.20 redemption price per warrant and up to 60,606 warrants that are issued and outstanding and assumes all warrants would be redeemed in the Rule 13e-3 transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount     N/A     Filing     N/A
     Previously Paid:              Party:

               Form or     N/A     Date       N/A
     Registration No.:             Filed:

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                        RULE 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by APW Ltd. ("APW") in connection with a four-for-one reverse share split and being sent to all warrant holders. Under the warrant agreement's terms, warrants to acquire fractional common shares will be redeemed for cash and, when effected, APW will have less than 300 record holders of its class of outstanding warrants for common shares with a pre-split exercise price of $448.95. Concurrently with the filing of this Schedule 13E-3, APW is filing a preliminary information statement (the "Information Statement") pursuant to Section 14(c) and Regulation 14C of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") in which APW is providing information to APW warrant holders in connection with the reverse share split. The information set forth in the Information Statement, including any appendices thereto, is incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and any appendices or exhibits thereto.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Information Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a)-(d) The information set forth in the Information Statement under the caption "The Company" is incorporated herein by reference.

(e)        None.

(f) APW has not purchased any of the outstanding warrants during the prior two years. However, prior to the effectiveness of the reverse share split, APW intends to repurchase 5,640 warrants held by its 401(k) Plan. See the information set forth in the Information Statement under the caption "Redemption of 401(k) Warrants," which is incorporated herein by reference. In addition, in connection with the original issuance of warrants on July 31, 2002, no fractional warrants were issued but, instead, payment of $4.20 per warrant is being made in lieu of issuing fractional warrants.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) The information set forth in the Information Statement under the captions "Introductory Statement," "Directors and Executive Officers" and "Common Share Ownership" is incorporated herein by reference. This Statement is filed by APW, the issuer of the warrants. The warrants are subject to the Rule 13e-3 transaction. APW also has common shares outstanding which are not subject to this Rule 13e-3 transaction.

(b)        Not applicable.

(c) The information set forth in the Information Statement under the captions "Introductory Statement," "Directors and Executive Officers" and "Common Share Ownership" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) The information set forth in the Information Statement under the captions "Summary Term Sheet," "Change to APW's Capital Structure--The Reverse Share Split" and "Reasons for the Reverse Share Split and Consequences to Warrant Holders" is incorporated herein by reference.

(b) The information set forth in the Information Statement under the caption "Common Share Ownership" is incorporated herein by reference.

(c)        None.


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(d)        The information set forth in the Information Statement under the caption "Summary Term Sheet--Dissenters' rights" is incorporated herein by reference.

(e) The information set forth in the Information Statement under the caption "Reasons for the Reverse Share Split and Consequences to Warrant Holders--Fairness of the Reverse Share Split" is incorporated herein by reference.

(f)        Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)-(c), (e) The information set forth in the Information Statement under the caption "Certain Relationships and Related Transactions With Shareholders and Officers and Directors" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)        Not Applicable.

(c)(1)-(8) The information set forth in the Information Statement under the captions "Summary Term Sheet" and "Reasons for the Reverse Share Split and Consequences to Warrant Holders" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)-(d) The information set forth in the Information Statement under the caption "Reasons for the Reverse Share Split and Consequences to Warrant Holders" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)-(f) The information set forth in the Information Statement under the caption "Reasons for the Reverse Share Split and Consequences to Warrant Holders--Fairness of the Reverse Share Split" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) The information set forth in the Information Statement under the caption "Reasons for the Reverse Share Split and Consequences to Warrant Holders--Purpose of the Split" and "Reasons for the Reverse Share Split and Consequences to Warrant Holders--Fairness of the Reverse Share Split" is incorporated herein by reference.

(b)-(c)    Not applicable.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)-(c) The information set forth in the Information Statement under the caption "Reasons for the Reverse Share Split and Consequences to Warrant Holders--Financing of the Reverse Share Split" is incorporated herein by reference.

(d)        Not applicable.

ITEM 11. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

(a) The information set forth in the Information Statement under the caption "Common Share Ownership" is incorporated herein by reference.

(b)        Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

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(d)-(e)    Not applicable.

ITEM 13. FINANCIAL STATEMENTS

(a) The information set forth in the Information Statement under the caption "Historical Financial and Related Information" is incorporated herein by reference.

(b)        Not applicable.

(c) The information set forth in the Information Statement under the caption "Historical Financial and Related Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)        None.

(b) The information set forth in the Information Statement under the caption "Reasons for the Reverse Share Split and Consequences to Warrant Holders--Financing of the Reverse Share Split" is incorporated herein by reference.

ITEM 15. OTHER MATERIAL INFORMATION

(b) The information set forth in the Information Statement is incorporated herein by reference in its entirety.

ITEM 16. EXHIBITS

(a) Preliminary Information Statement of APW Ltd. filed September ___, 2002 attached hereto as Exhibit 99.1.

(b)-(c)    Not applicable.

(d) Investor Rights Agreement among shareholders, dated July 31, 2002 attached hereto as Exhibit 99.2.

(f)        Not applicable.

(g)        Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  APW Ltd.


                                  By:  /s/ Richard D. Carroll
                                      ------------------------------------------
                                      Richard D. Carroll
                                      Vice President and Chief Financial Officer

Dated: September 12, 2002

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